SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO
SECTION 14F-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

CONCEPT VENTURES CORPORATION

(Name of Subject Company)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Room 2201 Tower A, Cyber Times Building
Tian'an Cyber Park, Futian District
Shenzhen, China 518040
(86) 755-83475580

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

CONCEPT VENTURES CORPORATION
Room 2201 Tower A, Cyber Times Building
Tian’an Cyber Park, Futian District
Shenzhen, China 518040
(86) 755-83475580

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 22, 2007 to the holders of record at the close of business on February 15, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Concept Ventures Corporation, a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Share Exchange Agreement, dated as of September 6, 2006, by and among the Company, Ritar International Group Limited, a British Virgin Islands company (“Ritar”) and the stockholders of Ritar (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on February 16, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K that was filed on September 11, 2006. On February 16, 2007, the Company entered into Amendment No. 1 to the Share Exchange Agreement (the “Amendment”). A copy of the Amendment was filed with the SEC as an exhibit to a Current Report on Form 8-K that was filed on February 22, 2007.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On September 6, 2006, the Company entered into the Share Exchange Agreement, which was later amended by the Amendment, with the securityholders of Ritar pursuant to which the Company acquired all of the issued and outstanding shares of the capital stock of Ritar in exchange for 11,694,663 shares of Common Stock of the Company, representing in the aggregate approximately 88.4% of the issued and outstanding equity interest and voting rights of the Company. As of the Record Date, the Company had approximately 1,535,312 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The signing of the Share Exchange Agreement, as amended by the Amendment, and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. Timothy P. Halter submitted his resignation from the Board of Directors of the Company and appointed Mr. Jiada Hu, the Chief Executive Officer of Ritar, to the Board of Directors, such resignation and appointment will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement;

•	each current director of the Company prior to and following the closing of the Share Exchange Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation” prior to and following the closing of the Share Exchange Agreement; and

•	all current directors and executive officers as a group prior to and following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Concept Ventures Corporation, Room 2201 Tower A, Cyber Times Building, Tian’an Cyber Park, Futian District, Shenzhen, China 518040.

Name and Address of Beneficial Owner (1)	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
	Amount of Beneficial Ownership	Percent of Common Stock(2)	Amount of Beneficial Ownership	Percent of Common Stock(3)
Officers and Directors
Timothy P. Halter (7)(8) 12890 Hill Top Road Argyle, TX 76226	1,100,000	71.6%	1,100,000	5.8%
Jiada Hu(4)(5)(6)	-0-	*	8,315,825	43.9%
Jianjun Zeng	-0-	*	701,680	3.7%
Degang He	-0-	*	-0-	*
Zhenghua Cai	-0-	*	-0-	*
Directors and officers as a group	1,100,000	71.6%	10,117,505	53.4%
5% Security Holders
Halter Financial Investments, L.P.(7) 12890 Hill Top Road Argyle, TX 76226	550,000	35.8%	550,000	2.9%
Halter Financial Group, L.P. (8) 12890 Hill Top Road Argyle, TX 76226	550,000	35.8%	550,000	2.9%

Name and Address of Beneficial Owner (1)	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
	Amount of Beneficial Ownership	Percent of Common Stock(2)	Amount of Beneficial Ownership	Percent of Common Stock(3)
David Brigante (7)(8) 12890 Hill Top Road Argyle, TX 76226	1,100,000	71.6%	1,100,000	5.8%
George Diamond (7)(8) 12890 Hill Top Road Argyle, TX 76226	1,100,000	71.6%	1,100,000	5.8%
Marat Rosenberg (7)(8) 12890 Hill Top Road Argyle, TX 76226	1,100,000	71.6%	1,100,000	5.8%
Pope Investments LLC(9) c/o Pope Asset Management 5100 Poplar Ave., Suite 805 Memphis, TN 38137	-0-	*	2,467,290	12.7%
William P. Wells(10) c/o Pope Asset Management 5100 Poplar Ave., Suite 805 Memphis, TN 38137	-0-	*	2,523,364	13.0%
Jeffrey L. Feinberg(11) c/o JLF Asset Management, LLC 2775 Via de la Valle, Suite 204 Del Mar, CA 92014	-0-	*	1,682,242	8.8%
Henying Peng(6)(12)	-0-	*	8,315,863	43.9%
* Less then 1%
1Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

2As of the Record Date, a total of 1,535,312 shares of the Company’s common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3As of the Closing Date, a total of 18,954,267 shares of the Company’s common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

4In order to induce certain individuals to loan money to the Company’s subsidiary Shenzhen Ritar Power Co., Ltd. (“Shenzhen Ritar”) in the aggregate amount of approximately $762,500, Mr. Jiada Hu, in July 2006 granted these lenders a right to purchase from Mr. Hu 161,408 shares of the Company’s common stock in aggregate owned by him. The right to purchase Mr. Hu’s shares of the Company’s common stock can be exercised within three years at the exercise price of $2.14 per share.

5Includes 701,680 shares of the Company’s common stock owned by Henying Peng, Mr. Hu’s wife.

6Includes 3,601,309 of Mr. Hu’s shares that have been placed in escrow and may be released to certain investors in the event that the Company does not meet certain performance thresholds for 2007 and 2008.

7Includes 550,000 shares owned by Halter Financial Investments, L.P. (“HFI”). HFI is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company (“HFI GP”), is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC, a Texas limited liability company (“TPH GP”), is the general partner and Timothy P. Halter is the sole member of TPH GP; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC, a Texas limited liability company (“Bellfield LLC”), is the sole general partner and David Brigante is the sole member of Bellfield LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC, a Texas limited liability company (“Colhurst LLC”), is the general partner and George L. Diamond is the sole member of Colhurst LLC; and (iv) Rivergreen Capital, LLC, a Texas limited liability company (“Rivergreen LLC”), of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

8Includes 550,000 shares owned by Halter Financial Group, L.P. (“HFG”). HFG is a Texas limited partnership of which Halter Financial Group GP, LLC, a Texas limited liability company is the sole general partner. The limited partners of HFG are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH GP is the general partner and Timothy P. Halter is the sole member of TPH GP; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield LLC is the sole general partner and David Brigante is the sole member of Bellfield LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst LLC is the general partner and George L. Diamond is the sole member of Colhurst LLC; and (iv) Rivergreen LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFG.

9Includes 411,215 shares underlying a warrant to purchase shares of the Company’s common stock.

10Includes (i) 2,056,075 shares of the Company’s common stock and 411,215 shares underlying a warrant to purchase shares of the Company’s common stock owned and held by Pope Investments LLC and (ii) 46,729 shares of the Company’s common stock and 9,345 shares underlying a warrant to purchase shares of the Company’s common stock owned and held by Halter/Pope USX China Fund of which Pope Asset Management, LLC is the manager of which Mr. Wells is the President. Mr. Wells has sole voting and investment control over the securities held by both Pope Investments LLC and Halter/Pope USX China Fund.

11Includes (i) 616,700 shares of the Company’s common stock and 123,340 shares underlying a warrant to purchase shares of the Company’s common stock owned and held by JLF Partners I, L.P., (ii) 43,700 shares of the Company’s common stock and 8,740 shares underlying a warrant to purchase shares of the Company’s common stock owned and held by JLF Partners II, L.P., and (iii) 741,469 shares of the Company’s common stock and 148,293 shares underlying a warrant to purchase shares of the Company’s common stock owned and held by JLF Off Shore Fund, Ltd. to which JLF Asset Management LLC serves as the management company and/or investment manager. Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC.

12Includes 7,614,145 shares of the Company’s common stock owned by Mr. Hu, Henying Peng’s husband.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, the sole member of the Board of Directors, Mr. Timothy P. Halter, submitted his resignation and appointed Mr. Jiada Hu, the current Chief Executive Officer of Ritar, to the Board of Directors of the Company. Such resignation and appointment will become effective on the Effective Date.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Share Exchange Agreement, the Board of Directors consisted of one sole director, Timothy P. Halter, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of the Company’s stockholders. Mr. Timothy P. Halter has submitted a letter of resignation and Mr. Jiada Hu has been appointed as the succeeding director of the Company, such resignation and appointment will become effective on the Effective Date. On the Closing Date, the Board of Directors also appointed the new executive officers as listed below.

The name of the current officer and director of the Company and the incoming directors and officers, as well as certain information about them, are set forth below:

Name	Age	Position
Timothy P. Halter	40	Director (1)

Jiada Hu	42	Chief Executive Officer, President, Secretary, Treasurer and Director (2)

Jianjun Zeng	39	Chief Operating Officer

Degang He	66	Chief Technology Officer

Zhenghua Cai	36	Chief Financial Officer
___________________

(1) Current director until the Effective Date.

(2) Incoming director, effective upon the Effective Date.

TIMOTHY P. HALTER. Mr. Halter has been the Company’s sole director, President, Secretary and Treasurer since July 7, 2006. On February 16, 2007, Mr. Halter resigned from all offices he held with the Company. On the same date, Mr. Halter submitted his resignation as the Company’s sole director, which will become effective on the Effective Date. Since 1995, Mr. Halter has been the President and the sole stockholder of Halter Financial Group, Inc., a Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (Nasdaq: DXPE), and is an officer and director of Nevstar Corporation., a Nevada corporation, Robcor Properties, Inc., a Nevada corporation, and Point Acquisition Corporation, a Nevada corporation.

JIADA HU. Mr. Hu has been the Company’s Chief Executive Officer, President, Secretary, and Treasurer since February 16, 2007 and will become the Company’s sole director upon the resignation of Timothy P. Halter on the Effective Date. Mr. Hu has been the Chairman and Chief Executive Officer of the Company’s subsidiary Shenzhen Ritar since June 2002. Before founding Shenzhen Ritar in June 2002, Mr. Hu was the Vice President of Sales at Shenzhen Senry Power Co., Ltd, a major lead-acid battery manufacturer in China from December 1998 to June 2002. Mr. Hu holds a B.S. degree from Jilin University and Master’s degree in Business Administration from TsingHua University.

JIANJUN ZENG. Mr. Zeng became the Company’s Chief Operating Officer on February 16, 2007 and he became the Chief Operating Officer of the Company’s subsidiary Shenzhen Ritar in June 2002. Prior to joining Shenzhen Ritar, Mr. Zeng was the Vice President of one of the major lead-acid battery manufacturers, ZhongShan Enduring Battery Co., Ltd from April 2000 to April 2002. From October 1999 to March 2000, Mr. Zeng was the Vice President of Sales of Shenzhen Jinxingguang Power Co., Ltd., a VRLA manufacturer and prior to that, Mr. Zeng had been Chief of the production department of HengYang City TianYuan Inc., a metallurgy company. Mr. Zeng holds a bachelor’s degree from Hunan University and Master’s degree in Business Administration from Zhongshan University.

DEGANG HE. Mr. He became the Company’s Chief Technology Officer on February 16, 2007 and he has been the Chief Technology Officer of the Company’s subsidiary Shenzhen Ritar since July 2003. Prior to joining Shenzhen Ritar, Mr. He was the Chief Technology Officer of Guangdong Panyu Storage Battery Co., Ltd., a manufacturer of VRLA and SLI batteries from February 1993 to May 2003 and a large state-owned lead-acid battery enterprise in Hunan from July 1963 to February 1993. He holds a B.S. in Chemistry from Guangxi University that he received in 1963.

ZHENGHUA CAI. Mr. Cai became the Company’s Chief Financial Officer on February 16, 2007 and he has been the manager of the Finance Department of the Company’s subsidiary, Shenzhen Ritar since November 2002. Prior to joining Shenzhen Ritar, Mr. Cai was Chief of the Finance Department of DaDa Electronics (Shenzhen) Co., Ltd., a manufacturer of electronic products from September 1999 to October 2002. Mr. Cai holds a bachelor’s degree from SouthWestern University of Finance and Economics in Chongqing, China.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Share Exchange Agreement and the transactions described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

Until June 30, 2006, the Company utilized office space at the office of T. Kent Rainey, the Company’s former Chief Executive Officer and President. This space was subleased to us on a month-to-month basis for a monthly rental of $180 plus the Company’s portion of office expenses estimated at an additional $50 to $70 per month over such period. The Company paid a total of $1,831 for such office space and office expenses during the fiscal year ended December 31, 2005.

On May 1, 2004, the Company’s subsidiary Shenzhen Ritar entered into a lease with Mr. Jiada Hu, pursuant to which Shenzhen Ritar leased Room 2201 Tower A, Cyber Times Building, Tian’an Cyber Park, Futian District, Shenzhen from Mr. Hu for office use at a monthly rental of approximately $2,330. The site area is approximately 233 square meters. On June 29, 2006, Shenzhen Ritar reached a supplemental agreement with Mr. Hu, by which the monthly rental of the same office was increased to approximately $3,495. This lease will terminate on May 30, 2007. The Company expects that this lease will be renewed by the parties upon its expiration.

The Company’s Chief Executive Officer, Jiada Hu, entered into a Guarantee Agreement with DBS Bank (Hong Kong) Limited Shenzhen Branch on March 7, 2006. Under this agreement, Mr. Hu guarantees to DBS Bank the payment and performance of all of the obligations of the Company’s subsidiary Shenzhen Ritar to DBS arising under a Banking Facilities Letter, dated March 6, 2006, between Shenzhen Ritar and DBS Bank. Under Shenzhen Ritar’s agreement with DBS Bank, Shenzhen Ritar can borrow up to a total of RMB 7 million (approximately, $250,000) and $300,00 as factor financing facility.

On July 22, 2006, the Company’s subsidiary Shenzhen Ritar sold its entire equity interest (constituting 60%) in Shenzhen Ribitar Power Co., Limited to the Company’s Chief Executive Officer, Jiada Hu, at a purchase price of RMB 300,000 (approximately $38,000). Shenzhen Ribitar Power Co., Limited is a manufacturer of battery chargers.

Aero-Phoenix International Limited, an entity controlled by the Company’s Chief Executive Officer, Jiada Hu, has guaranteed the payment of Shenzhen Ritar’s obligations under financing agreements between Shenzhen Ritar and Ka Wah Bank and Pacific Finance. The amounts of the guaranteed obligations are $282,051 and $192,308, respectively. In addition, Mr. Hu, his wife and the Company’s Chief Operating Officer, Jianjun Zeng, have guaranteed a loan in favor of Shenzhen Ritar in the amount of $478,205, which was made by Dah Sing Bank.

On September 30, 2006, the Company’s subsidiary Shenzhen Ritar loaned RMB 6,358,259.95 (approximately $800,000) to Mr. Jiada Hu. The annual interest rate for the loan was 6%. The loan is due on September 30, 2007 and secured with a lien on Mr. Hu’s personally owned real estate. On February 16, 2007, Mr. Hu sold 864,486 of the shares that he received upon the consummation of the Share Exchange Agreement to certain investors in a private placement. The approximate $1,850,000 in proceeds received from the sale of these shares were used to repay in full this outstanding indebtedness.

On September 5, 2006, the Company’s subsidiary Shenzhen Ritar entered into a financial advisory agreement with HFG International, Limited, a Hong Kong corporation. Under the financial advisory agreement, HFG International, Limited agreed to provide Shenzhen Ritar with financial advisory and consulting services in implementing a restructuring plan, advising Shenzhen Ritar on matters related to a capital raising transaction and facilitating Shenzhen Ritar’s going public transaction. In consideration for these services, HFG International, Limited was paid a fee of $480,000 upon the closing of the going public transaction. The Company’s director Timothy P. Halter is the principal stockholder and the chief executive officer of HFG International, Limited.

In order to induce certain individuals to loan money to the Company’s subsidiary Shenzhen Ritar in the aggregate amount of approximately $762,500, Mr. Jiada Hu, in July 2006 granted these lenders a right to purchase from Mr. Hu 161,408 shares of the Company’s common stock in aggregate. The right to purchase Mr. Hu’s shares of the Company’s common stock can be exercised within three years at the exercise price of $2.14 per share.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

During fiscal year 2006, the Board of Directors acted by consent on 4 occasions.  The Company held an annual meeting on June 30, 2006.

The Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for securityholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the following persons for services rendered in all capacities during the noted periods: T. Kent Rainey, the Company’s former Chief Executive Officer, Timothy P. Halter, who served as the Company’s Chief Executive Officer after Mr. Rainey, and Jiada Hu, the Company’s current Chief Executive Officer, President, Secretary, Treasurer and director, who became the Company’s Chief Executive Officer upon the resignation of Mr. Halter. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
T. Kent Rainey, Director, CEO and CFO (1)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-

Timothy P. Halter, Director, CEO and CFO (3)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-

Jiada Hu, Director, CEO, President, Secretary, Treasurer (2)	2006	$13,800 (RMB 110,400)	$25,500 (RMB 204,000)	-	-	-	-	-	$39,300 (RMB 317,400)
	2005	$9,150 (RMB 73,200)	$18,000 (RMB 144,000)	-	-	-	-	-	$27,150 (RMB 217,200)

_____________________________

(1)
On June 30, 2006 Mr. Rainey resigned as the Company’s Chief Executive Officer in connection with the sale by the Company to Halter Financial Investments, L.P. of newly issued shares of common stock representing 78.6% of the Company’s issued and outstanding capital stock for $275,000. At such time, Timothy P. Halter became the Company’s Chief Executive Officer.

(2)
On February 16, 2007, in connection with the Share Exchange Agreement, Mr. Hu became the Company’s Chief Executive Officer, President, Secretary, Treasurer and will become a director of the Company effective on the 10th day following mailing of this Information Statement to the stockholders of the Company. Prior to the Closing Date, Mr. Hu served as Shenzhen Ritar’s Chief Executive Officer and Chairman. The annual, long term and other compensation shown in this table includes the amount Mr. Hu received from Shenzhen Ritar prior to the consummation of the Share Exchange Agreement.

(3)
Timothy P. Halter tendered his resignation to the Company upon the closing of the Share Exchange Agreement on February 16, 2007. Mr. Halter resigned from all offices he held with the Company on February 16, 2007 and from his position as the Company’s director effective on the tenth day following the mailing of this Information Statement to the Company’s stockholders.

Compensation of Directors

The Company has not paid its director fees in the past for attending scheduled and special meetings of the board of directors. In the future, the Company may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. The Company does reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plans. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2006.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company’s subsidiary Shenzhen Ritar has employment agreements with the following executive officers.

Jiada Hu, the Company’s Chief Executive Officer, President, Secretary, Treasurer and director, entered into an employment agreement with Shenzhen Ritar effective as of August 1, 2006. Mr. Hu’s employment contract terminates on July 31, 2009. The Company’s expects that this agreement will be renewed by the parties upon its expiration. Mr. Hu is receiving an annual salary of approximately $45,000 under the agreement.

Jianjun Zeng, the Company’s Chief Operating Officer, entered into an employment agreement with Shenzhen Ritar effective as of August 1, 2006. Mr. Zeng’s employment contract terminates on July 31, 2009. The Company expects that this agreement will be renewed by the parties upon its expiration. Mr. Zeng is receiving an annual salary of approximately $22,500 under the agreement.

Degang He, the Company’s Chief Technology Officer, entered into an employment agreement with Shenzhen Ritar effective as of August 1, 2006. Mr. He’s employment contract terminates on July 31, 2009. The Company expects that this agreement will be renewed by the parties upon its expiration. Mr. He is receiving an annual salary of approximately $22,500 under the agreement.

Zhenhua Cai, the Company’s Chief Financial Officer, entered into an employment with Shenzhen Ritar effective on August 1, 2006. Mr. Cai’s employment contract terminates on July 31, 2009. The Company expects that this agreement will be renewed by the parties upon its expiration. Mr. Cai is receiving an annual salary of approximately $22,500 under the agreement.

The Company’s executive officers are not entitled to severance payments upon the termination of their employment agreements. They are subject to the customary non-competition and confidentiality covenants.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2006, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.